EXHIBIT 99.46

Tax Election by Creston Moly Corp. Shareholders

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: June 27, 2011 – As previously disclosed by the Company on June 22, 2011, Mercator Minerals Ltd. (“Mercator” or the “Company”) has acquired all of the issued and outstanding shares of Creston Moly Corp. (“Creston”) by way of a plan of arrangement with Creston (the “Arrangement”).  Under the terms of the Arrangement, certain former Creston shareholders may be eligible to make a joint Canadian tax election with Mercator in order to obtain a full or partial tax-deferred rollover on the disposition of their Creston shares (refer to the Notice of Special Meeting and Information Circular dated May 9, 2011 for further details regarding the Arrangement).

Former Creston shareholders that wish to obtain a joint tax election must submit correct and complete tax election information to Mercator by the deadline of September 20, 2011.  The submission of the tax election information must be completed by any eligible Creston shareholder in order to be processed.  The required tax election information can be submitted to Mercator using either a secure web based questionnaire or a paper-based questionnaire. Both alternatives are available to all eligible shareholders and can be accessed through the link to the Mercator-Creston tax election website at https://www.taxelection.ca/MercatorCrestonMoly/Disclaimer.aspx available on the on the home page of the Company’s website.  The Tax Election Instructions Letter, which can also be accessed through the tax election website, describes how to use the web based and paper-based methods of submitting the tax election information.

Former Creston shareholders should be reminded that the timely filing of the tax election is the responsibility of the shareholder and that late tax elections may be subject to late filing penalties. Accordingly, the Company recommends that former Creston shareholders that intend on making a joint tax election with Mercator submit the required tax election information as soon as possible.

Further details regarding the Arrangement and the tax election process can be found on the tax election website at https://www.taxelection.ca/MercatorCrestonMoly/Disclaimer.aspx.  Former Creston shareholders may also call the Technical Assistance Hotline: 1-866-602-6755 (outside the Greater Vancouver Area) or 604-691-3249 (in the Greater Vancouver Area).

Corporate Update

The Company has scheduled its 2011 annual general meeting of the shareholders to be held on Wednesday, August 31, 2011, in Vancouver, B.C. Canada.  Details of the location and time of the meeting will be announced and materials filed and mailed in due course.

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine, the development of the El Pilar copper project in Mexico and the exploration and development of the El Creston Property in Sonora, Mexico, of which the Company holds a 100% interest.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “D. Bruce McLeod”
D. Bruce McLeod,
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This news release contains forward looking statements of Mercator , being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Creston by Mercator, the potential benefits thereof, discussions of future plans, projections and objectives, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives.  In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed.  Important factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in Mercator’s Annual Information Form. Mercator does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Mercator's Annual Information Form and audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

For further information, please contact:  Bruce McLeod, President and CEO, Tel:  604 331-2254 or Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.